Exhibit 99.134

DHX Media Commissioned to Produce New Tween Series, Make It Pop

Live-Action Musical Comedy Commissioned by Nickelodeon in the US and YTV in Canada

HALIFAX, March 12, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has been commissioned by Nickelodeon in the US and YTV in Canada to produce a new, live-action musical-comedy series, entitled Make It Pop. The half-hour sitcom, which is targeted at the tween audience, is currently filming 20 episodes at DHX's Epitome Studio, in Toronto, Canada. DHX Media will also handle global distribution and brand management for Make It Pop, as well as merchandising and licensing through appointed agency, Copyright Promotions Licensing Group Ltd. (CPLG).

Make It Pop is a comedic, music-infused sitcom about three unique girls who come together to start their own K pop-inspired band. Randomly selected to room together at boarding school, three freshman girls meet and bond over music. With the help of fellow boarding school classmate and DJ hopeful, Caleb, the girls grow from roommates to bandmates as their band, XO-IQ, becomes a school-wide sensation and they compete for a place in the upcoming school musical. The series, which will feature original songs and performances in every episode, is co-created by Thomas W. Lynch and Nick Cannon and produced by DHX Media.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX Media including the completion of the production, the timing of a television debut and the ability of the Company to place the series in other territories. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 12-MAR-15